BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1

Name and Address of Company:

PENINSULA RESOURCES LTD.

2110 - 1177 West Hastings Street

Vancouver

V6E 2K3

Item 2

Date of Material Change:

July 5, 2010

Item 3

News Release

News Release dated July 5, 2010 disseminated under section 7.1 of National Instrument 51-102

Item 4

Summary of Material Change

Zodiac Proposes Financing

Item 5

Full Description of Material Change

See attached News Release.

Item 6

Reliance on Section 7.1(2) OR (3) OF National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

There is no omitted information.

Item 8

Senior Officers

Len Guenther, a Director of the Company, is knowledgeable about the material change and this report.  He can be contacted by telephone at (604) 688-5007 or by email at info@peninsula-resources.com

Item 9

Dated at Vancouver, British Columbia, July 5, 2010

“Len Guenther”

Len Guenther, Director

PENINSULA RESOURCES LTD.

2110–1177 West Hastings Street Vancouver BC V6E 2K3 Phone:  (604) 688-5007 Fax:  (604) 909-4682

Trading Symbol: PNU.H

N E W S    R E L E A S E

July 5, 2010

PENINSULA RESOURCES ANNOUNCES $50 MILLION FINANCING TO BE COMPLETED BY ZODIAC EXPLORATION CORP.

July 5, 2010 – Vancouver, British Columbia - Peninsula Resources Ltd. (“Peninsula” or the “Company”) (TSX VENTURE: PNU.H) and Zodiac Exploration Corp. (“Zodiac”) are pleased to announce that  Zodiac is undertaking a private placement of up to CDN $50 million by way of the issuance of subscription receipts.  The issue price for each subscription receipt will be priced in the context of the market.  Each subscription receipt will entitle the holder to receive one share of Zodiac without payment of any additional consideration. Upon the closing of the transaction described below (the “Transaction”), the subscription receipts will be converted into Zodiac shares which will then be immediately exchanged for free trading Peninsula common shares on the basis of 1.45 Peninsula common shares for each 1.0 Zodiac share.

Zodiac has appointed Canaccord Genuity Corp. and Raymond James Ltd. as co-lead agents and joint book runners of a syndicate that includes Haywood Securities Inc., Macquarie Capital Markets Canada Inc. and Strategic Energy Research & Capital, LLC, an Affiliate of FCG Advisors, LLC (collectively, the “Agents”) to act as Zodiac’s agents in connection with the private placement on a reasonable commercial efforts basis.  Zodiac will pay the Agents a commission of 5.0% on the gross proceeds raised from the private placement.

The closing of the Zodiac private placement is expected to occur on or about August 15, 2010 and is subject to the receipt of all necessary regulatory and stock exchange approvals.  Upon closing of the offering the proceeds from the sale of the subscription receipts will be deposited into escrow and will be released to Zodiac upon the satisfaction by Zodiac of certain conditions, including the closing of the previously announced Transaction.  The proceeds from the offering will be used to fund exploration and development activities on Zodiac’s California oil and gas properties and for general corporate purposes.

Transaction

The Company has agreed to acquire all of the shares of Zodiac for a purchase price to be satisfied by the issuance of 166,492,641 common shares of the Company.  Peninsula currently has issued and outstanding 8,661,644 common shares.

Closing of the Transaction continues to be subject to a number of conditions, including: (a) the approval of the TSX Venture Exchange (“TSXV”); (b) the approval of the shareholders of the Company; (c) closing occurring not later than September 30, 2010; and (d) other customary closing conditions.  The Company will endeavour to file with the TSXV by mid July the materials necessary to obtain TSXV approval.  The Company is hopeful that the conditions to closing the Transaction will be satisfied and the Transaction will close by August 31, 2010, however there can be no assurance closing will occur by this date.  If the Transaction does not close by September 30, 2010 the proceeds of the financing will be returned to the subscribers.

About Zodiac Exploration Corp.

Zodiac is a private Alberta incorporated company formed to explore for and eventually develop and produce oil and gas from assets in North America with a focus on the San Joaquin Basin in California.  Zodiac currently holds working interests in approximately 70,000 gross acres (50,000 net acres) in Kings County California.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects.  The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone and shale contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect.

All information provided in this news release related to Zodiac has been provided by management of Zodiac and has not been independently verified by management of Peninsula

Completion of the Transaction is be subject to a number of conditions, including but not limited to, TSX-V acceptance and if applicable pursuant to TSX-V Requirements (as such term is defined under the TSX-V policies), majority of the minority shareholder approval.  Where applicable, the Transaction cannot close until the required shareholder approval is obtained.  There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a Peninsula should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in the Company’s filings with the Canadian securities regulators and is available at www.sedar.com.

For further information please contact:

Len Guenther

Director

Peninsula Resources Limited

Tel: 604.688.5007

Or

Randy Neely

Chief Financial Officer

Zodiac Exploration Corp.

Tel: 403.444.7848